FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 19, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 19, 2004.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 19, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

EMBARGOED UNTIL 7.00am BST 19 July 2004

ARM HOLDINGS PLC - RESULTS FOR THE SECOND QUARTER AND SIX MONTHS
ENDED 30 JUNE 2004

Further increase in revenues and backlog driven by strong ARM11™ product family licensing activity

CAMBRIDGE, UK, 19 July 2004-ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the second quarter and the six months ended 30 June 2004

HIGHLIGHTS (US GAAP)
Second quarter ended 30 June 2004
  Total revenues at £36.9 million, up from £35.0 million in Q1 2004 and £31.4 million in Q2 2003.Dollar revenues** increased to $65.3 million from $62.3 million in Q1 2004 and $50.1 million in Q2 2003

  License revenues in Q2 increased 4% sequentially to £14.6 million from £14.0 million in Q1 2004. In dollar terms**, licensing revenues increased to $25.3 million from $24.5 million in Q1 2004

  20 licenses for microprocessor cores were signed in the quarter, compared to 14 in Q1 2004. 3 new partners signed licenses in the quarter. Order backlog more than 10% higher at the end of Q2 2004 than at the end of Q1

  Royalty revenues of £13.9 million with record unit shipments of 286 million units, up from £13.4 million and 278 million units in Q1 2004 and £10.2 million and 180 million units in Q2 2003. Dollar royalties** were up 3% to $24.9 million compared to $24.1 million in Q1

  Proportion of non-wireless shipments increased to 32%. ARM9™ family proportion of shipments at 17%

  Operating margin increased to 23.8% in the second quarter from 22.6% in Q1 2004 and 17.2% in Q2 2003, reflecting continued focus on cost management as revenues grow

  Income before income tax at £10.4 million, up from £9.4 million in Q1 2004, and £6.6 million in Q2 2003

  Earnings per fully diluted share of 0.7 pence (3.8 cents per ADS****) (Q2 2003: 0.4 pence and 2.1 cents)

  Net cash generation* in the quarter of £13.5 million before dividend payment of £6.1 million in respect of the full year 2003. Cash, cash equivalents and short-term investments totalled £166.3 million at 30 June 2004, up from £158.9 million at the end of Q1

Six months ended 30 June 2004
  Total revenues at £71.9 million up 15% over H1 2003. Dollar revenues** were $127.6 million, 29% ahead of last year. At H1 2003 average exchange rates, H1 2004 sterling revenues would have been £80.3 million

  Income before income tax at £19.8 million, up 57% over H1 2003

  Earnings per fully diluted share of 1.3 pence (7.3 cents per ADS****), compared to 0.8 pence and 4.2 cents per ADS**** in H1 2003

  Interim dividend of 0.28 pence per share declared, an increase of 17% from pro forma 0.24 pence per share for the first half of 2003

* Net cash generation is the movement in cash, cash equivalents and short-term investments as per the balance sheets at the beginning and end of the relevant periods.
** Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 90% of invoicing is in dollars.
*** The actual average dollar exchange rates were $1.81 in Q2 2004 (compared to the effective average rate for ARM of $1.77), $1.84 in Q1 2004 and $1.62 in Q2 2003
**** Each American Depositary Share (ADS) represents three shares.

Commenting on the results, Warren East, Chief Executive Officer, said:

"ARM’s strong technology portfolio has underpinned licensing revenue and backlog growth in the first half of 2004. We are particularly encouraged by the increasing traction of our ARM11 family of products, evidenced by an additional 5 licenses being signed this quarter, which have contributed to a further increase in backlog at the end of June. The increasing momentum behind the ARM® architecture and the opportunities we see to broaden our technology portfolio further give us the confidence to accelerate investment in both the research and development and commercial areas of our business in the second half of the year. "

Tim Score, Chief Financial Officer, added:

“Sustained revenue growth, margin improvements and strong cash generation underpin the 17% increase in the interim dividend, notwithstanding our ongoing plans to invest in a measured way in people and innovation to optimize our medium term revenue opportunities. These strong results also give us confidence in achieving the anticipated growth in dollar revenues for the full year.”

Operating review
Market conditions, current trading and prospects

Activity levels in the semiconductor industry have been higher in the first half of 2004 than they were a year ago. ARM’s strong technology portfolio and the increasing adoption of the ARM architecture among semiconductor companies have enabled us to prosper in the improved trading environment with growth being achieved across our licensing, royalty and development systems revenue streams.

The higher backlog of licensing revenues together with the robust sales pipeline for ARM IP, comprising further opportunities for licensing ARM11 family products, other recently introduced software and systems IP products and more mature microprocessor cores give us confidence that licensing revenues will continue to grow in dollar terms in the second half of 2004. Growth of overall revenues is further underpinned by the momentum behind royalty revenues as well as the prospects for steady growth in our development systems business. The Board remains confident of achieving the year on year dollar revenue growth anticipated at the 2003 full year results in January 2004.

Licensing and product development

ARM’s licensing revenues have grown steadily over the last five quarters. With 20 licenses for microprocessor cores being signed in Q2, a total of 34 licenses for microprocessor cores were signed in the first half of 2004, compared to 19 licenses in the first half of 2003. These 34 licenses comprised 21 multi-use licenses, 11 per-use licenses, one architecture license and one foundry license. Eight new companies joined the ARM partnership in the first half, bringing the total number of semiconductor partners at the end of June 2004 to 133. This total number of semiconductor partners is net of those companies who have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

The first half of 2004 has seen growing traction for the ARM11 family of products. Having signed five licenses in each of 2002 and 2003, we have signed a further seven licenses in the first half of 2004 bringing the cumulative number of licenses signed to 17. There are now four ARM11 family cores available for licensing offering many of the new technology features announced in the second half of 2003, including the TrustZone™ security extension, the Thumb®-2 extension for improved code density and Intelligent Energy Manager (IEM) hardware and software for low-power consumption. The ARM1136™ core which was delivered to lead partners in December 2002 has since been supplemented by the launch of the ARM1156T2(F)-S™ and the ARM1176JZ(F)-S™ cores in October 2003 and more recently by the announcement in May 2004 of the MPCore™ synthesizable multiprocessor, ARM’s first integrated multiprocessor core. The MPCore multiprocessor delivers greater performance at lower frequencies than comparable single processor solutions, bringing significant cost savings to system designers. As the momentum behind our ARM11 family of products gathers pace, the support of the ARM partnership for our high end product strategy was reinforced by the signing in the quarter of our second lead partner for the generation of ARM microprocessor cores beyond the ARM11 family.

Revenues from non-CPU licensing, which comprised 15% of total license revenues in the first half of 2004, illustrate ARM’s success in generating revenues beyond the licensing of microprocessor cores and the sale of development systems. In addition to licensing microprocessor IP, ARM also licenses a wide range of other system IP including models, PrimeCell® peripherals and the PrimeXsys™ Platform. Having introduced the ARM926EJ™ Prime Starter Kit, which includes the core and the PrimeXsys Platform, into the Foundry Programme at the end of last year, the recently launched ARM1176JZ(F)-S core-based PrimeXsys Platform was licensed for the first time in the second quarter.

We also see increasing opportunities to generate revenues from software. In order to capitalize on these opportunities, we have recently established an embedded software business within ARM. This business unit will drive growth in embedded software revenue, building on the strong foundation of the existing

Java, Intelligent Energy Manager, TrustZone and Swerve product families and bring more focus to the development of enabling software technology to support further growth of licensing, development systems and data engines revenues. An example of the initiatives being undertaken by this business is the recent announcement of the development by ARM and Trusted Logic, the embedded systems security experts, of a new TrustZone technology-optimized software solution to increase security for the mobile industry. The new software will increase electronic transaction security on ARM Powered® mobile phones, set-top boxes and other consumer devices.

Following the acquisition of Adelante Technologies N.V., now ARM Belgium, in July 2003, we formally announced the launch of our OptimoDE™ embedded signal processing technology at the Embedded Processor Forum in May 2004. ARM has introduced this disruptive technology to address the processing requirements of very data-intensive consumer applications which are often outstripping the capabilities of general-purpose DSPs. The OptimoDE product, which comprises a configurable data engine (signal processor) together with related IP and tools, will be deployed in systems alongside existing ARM microprocessor cores and other ARM system IP.

Royalty revenues and unit shipments
Royalty revenues earned in the first half of 2004 were $49.0 million on 564 million units shipped, up 50% and 58% respectively on the first half of 2003. Royalty revenues recognized in the quarter ended 30 June 2004 (we receive and report royalty data one quarter in arrears) were $24.9 million on 286 million units shipped, up 53% and 59% respectively on the same period a year ago. The average royalty rate reported in the second quarter was at the same level as that reported in the previous quarter at 8.7 cents. Of the total reported unit shipments in the second quarter, 17% related to units based on ARM9 family technology. The increasingly widespread penetration of ARM technology is illustrated by unit shipments across segments other than wireless growing to 173 million units in the first half, up 65% on the same period in 2003 and up 336% on the first half of 2002. The wireless segment accounted for 68% of unit shipments in the second quarter. The total number of partners shipping ARM technology-based product at the end of Q2 is 59, after taking into account corporate activity within the ARM partnership.

People
At 30 June 2004 we had 763 full time employees compared to 741 at the end of Q1. Headcount is expected to grow in a measured way between now and the end of the year as we seek to optimize our medium term revenue opportunities by making selective investments across our business, including in the research and development and commercial functions as well as in the Development Systems business.

Financial review (US GAAP unless otherwise stated)

Second quarter ended 30 June 2004

Total revenues
Total revenues for the second quarter ended 30 June 2004 amounted to £36.9 million, representing a 6% increase on revenues of £35.0 million in the first quarter of 2004, and an 18% increase over second quarter 2003 revenues of £31.4 million. In US dollar terms**, second quarter revenues of $65.3 million were 5% up on Q1 2004 and 30% up on Q2 2003. The effective average US dollar to sterling exchange rate in Q2 2004 was $1.77 compared to $1.78 in Q1 2004 and $1.60 in Q2 2003.

License revenues
License revenues amounted to £14.6 million representing 39% of revenues compared to £14.0 million or 40% of revenues in the first quarter of 2004 and £12.7 million or 40% of revenues in Q2 2003.

20 licenses to microprocessor cores were signed in the second quarter of 2004. Three new partners took a total of four licenses in the period. Two of these licenses were per use licenses for the ARM7TDMI® core and two were per use licenses for the ARM926EJ core.

10 existing partners extended their ARM technology offering by taking licenses to a further 16 ARM cores. These consisted of two derivatives from the ARM7™ family, three derivatives and one upgrade to the ARM9 family and four derivatives and one upgrade to the ARM11 family. One partner took an ARM7 family license having previously licensed an ARM9 family core and two per use customers took a total of three licenses to further products in the Foundry Programme. One partner upgraded to the next generation of ARM microprocessor cores.

In addition to the 20 core licenses, the first license to the ARM1176JZF-S PrimeXsys Platform was signed in the second quarter.

Royalty revenues
Royalty revenues in the second quarter were £13.9 million, accounting for 38% of revenues compared to £13.4 million or 38% of revenues in the first quarter of 2004 and £10.2 million or 33% of revenues for the corresponding period in 2003.

Development Systems and Service revenues
Sales of development systems were £4.8 million, representing 13% of total revenues compared to £4.0 million or 12% of total revenues in the first quarter of 2004 and £4.8 million or 15% of revenues in the second quarter of 2003. Service revenues were £3.6 million comprising consulting fees of £0.6 million and support, maintenance and training fees of £3.0 million compared to total service revenues of £3.6 million in the first quarter of 2004 and £3.7 million for the corresponding period in 2003.

Gross margins
Gross margins for the second quarter were 93.2%, up from 92.3% in the first quarter, reflecting a small drop in the proportion of service revenues quarter on quarter and a slight reduction in revenues earned from strategic relationships where revenue sharing arrangements are booked as a cost of sale.

Operating expenses and operating margins
Research and development expenses were £12.4 million in the second quarter of 2004 representing 33% of revenues. This compares to £12.1 million or 35% of revenues in the first quarter of 2004. Sales and marketing costs for the second quarter were £5.9 million or 16% of revenues compared to £5.7 million or 16% of revenues in the first quarter of 2004. General and administration expenses were £7.4 million in the second quarter of 2004 or 20% of revenues compared to £6.6 million or 19% of revenues in the first quarter. Operating margins were 23.8% for the second quarter of 2004 compared to 22.6% for the first quarter of 2004 and 17.2% in Q2 2003.

Interest receivable
Interest receivable increased to £1.6 million in Q2 2004 compared to £1.5 million in the first quarter, due to higher average cash balances and higher interest rates.

Earnings
Income before income tax for the second quarter of 2004 was £10.4 million or 28% of revenues compared to £9.4 million or 27% of revenues in the first quarter of 2004 and £6.6 million or 21% of revenues in the second quarter of 2003.

Second quarter fully diluted earnings per share prepared under US GAAP were 0.7 pence (3.8 cents per ADS) compared to 0.6 pence (3.5 cents per ADS) in Q1 2004 or 0.4 pence (2.1 cents per ADS) in the second quarter of 2003.

Six months ended 30 June 2004

Revenues
Total revenues for the six months ended 30 June 2004 amounted to £71.9 million, an increase of 15% on £62.4 million reported in the six months ended 30 June 2003. The actual average dollar to sterling exchange rate in the first half of 2004 was $1.82 (compared to the effective average exchange rate for ARM of $1.77) compared to $1.61 in the first half of 2003. This had the effect of reducing total reported sterling revenues by approximately £8.4 million.

Licensing revenues in the first half of 2004 were £28.6 million, being 40% of total revenues, compared to £24.7 million or 40% of total revenues in the six months to 30 June 2003. Royalty revenues were £27.3 million, representing 38% of total revenues in the first half of 2004, compared to £20.5 million or 33% of total revenues in the same period in 2003. Sales of development systems were £8.8 million, being 12% of total revenues in the first half of 2004 compared to £9.8 million or 15% of total revenues in the first six months of 2003. Service revenues were £7.2 million in the first half of 2004, representing 10% of total revenues compared to £7.4 million or 12% of total revenues in the same period in 2003.

Gross margins
Gross margins for the first six months of 2004 were 92.7%, compared to 91.5% for the first six months of 2003, reflecting primarily the lower proportion of Development Systems and Service revenues in the current year.

Operating expenses and operating margins
Research and development expenses were £24.5 million or 34% of revenues in the first half of 2004 compared with £24.0 million or 39% of revenues in 2003. Sales and marketing costs were £11.6 million or 16% of revenues in the first six months of 2004 compared to £11.0 million or 18% of revenues in 2003. General and administration costs were £14.0 million or 19% of revenues in the first six months of 2004 compared to £11.5 million or 18% of revenues in the first six months of 2003. Operating margins in the first half of 2004 were 23.2% compared to 16.8% reported in the first six months of 2003.

Interest receivable
Interest receivable increased to £3.1 million for the first six months of 2004 compared to £2.2 million in 2003, due primarily to higher average cash balances.

Earnings and taxation

For the six months ended 30 June 2004, income before income tax under US GAAP was £19.8 million or 28% of revenues compared to £12.6 million or 20% of revenues in the six months ended 30 June 2003. The group’s effective taxation rate under US GAAP decreased to 29.7% in the first half of 2004 compared to 31.6% in the first six months of 2003, primarily due to a lower level of disallowable expenses in the current period.

Fully diluted earnings for the six months ended 30 June 2004 under US GAAP were 1.3 pence per share (7.3 cents per ADS) compared to 0.8 pence per share (4.2 cents per ADS) for the six months ended 30 June 2003.

Balance sheet and cash flow
Net cash inflow from operating activities of £15.7 million was generated in the second quarter giving total net cash inflow from operating activities in the first six months of 2004 of £14.9 million, measured under UK GAAP. Cash, cash equivalents and short-term investments increased by £7.4 million in the second quarter (after payment of the full year 2003 dividend of £6.1 million in the quarter), giving total cash, cash equivalents and short-term investments of £166.3 million at 30 June 2004.

Accounts receivable increased marginally to £25.3 million at 30 June 2004 from £25.0 million at 31 March 2004. The allowance against receivables decreased slightly to £1.0 million at the end of June from £1.1 million at 31 March 2004. Deferred revenues increased to £12.6 million at the end of June 2004 from £11.6 million at 31 March 2004.

Dividend
In May 2004, the Company paid a combined interim and final dividend in respect of the full year 2003 of 0.6 pence per share. From 2004 onwards, it is the intention that in each year, an interim dividend will be declared and paid after the first half results and a final dividend will be recommended and, if approved by shareholders, will be paid after the full year results. As announced in January, the interim dividend is likely to represent approximately 40% of the total dividend for the year. On this basis, the interim dividend for 2003 would have been 0.24 pence per share and the final dividend 0.36 pence per share.

In respect of the year to 31 December 2004, the directors are declaring an interim dividend of 0.28 pence per share, an increase of approximately 17% over the pro forma 2003 interim dividend of 0.24 pence per share. This interim dividend will be paid on 8 October 2004 to shareholders on the register on 3 September 2004.

CONTACTS:
Sarah Marsland/ Juliet Clarke	Tim Score
Financial Dynamics	ARM Holdings plc
+44 (0) 207 831 3113	+44 (0)1223 400 432

ARM Holdings plc Second Quarter and Six Months Results – US GAAP

	Quarter	Quarter	Six	Six	Six
			months	months	months
	ended	ended	ended	ended	ended
	30 June	30 June	30 June	30 June	30 June
	2004	2003	2004	2003	2004(1)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

	£’000	£’000	£’000	£’000	$’000
Revenues
Product revenues	33,296	27,655	64,678	55,019	117,326
Service revenues	3,644	3,720	7,250	7,371	13,152

Total revenues	36,940	31,375	71,928	62,390	130,478

Cost of revenues
Product costs	(1,261)	(1,253)	(2,639)	(2,825)	(4,787)
Service costs	(1,266)	(1,264)	(2,588)	(2,502)	(4,695)

Total cost of revenues	(2,527)	(2,517)	(5,227)	(5,327)	(9,482)

Gross profit	34,413	28,858	66,701	57,063	120,996

Research and development	(12,356)	(12,119)	(24,455)	(24,024)	(44,361)
Sales and marketing	(5,883)	(5,670)	(11,587)	(11,029)	(21,019)
General and administration	(7,396)	(5,685)	(13,970)	(11,535)	(25,342)

Total operating expenses	(25,635)	(23,474)	(50,012)	(46,588)	(90,722)

Income from operations	8,778	5,384	16,689	10,475	30,274

Interest	1,638	1,171	3,142	2,234	5,700
Minority interest	-	(3)	-	(105)	-

Income before income tax	10,416	6,552	19,831	12,604	35,974
Provision for income taxes	(3,114)	(2,228)	(5,896)	(3,981)	(10,696)

Net income	7,302	4,324	13,935	8,623	25,278

Cash dividend on ordinary shares at
0.6 pence per share	-	-	(6,118)	-	(11,098)

Balance of current earnings retained
and used in the business	7,302	4,324	7,817	8,623	14,180

Net income	7,302	4,324	13,935	8,623	25,278
Other comprehensive income
Foreign currency adjustments	127	(221)	(122)	(278)	(221)
Unrealized holding gain on
available-for-sale securities, net of tax	1,294	938	1,647	938	2,987

Total comprehensive income	8,723	5,041	15,460	9,283	28,044

Earnings per share (assuming dilution)
Shares outstanding (’000)	1,043,053	1,029,028	1,042,691	1,024,531
Earnings per share – pence	0.7	0.4	1.3	0.8
Earnings per ADS (assuming dilution)
ADS’s outstanding (’000)	347,684	343,009	347,564	341,510
Earnings per ADS – cents	3.8	2.1	7.3	4.2

(1)   US dollar amounts have been translated from sterling at the 30 June 2004 closing rate of $1.814=£1 (see note 1)

ARM Holdings plc Consolidated balance sheet-US GAAP

	30 June	31	30 June
		December
	2004	2003	2004(1)
	Unaudited	Audited	Unaudited

	£’000	£’000	$’000
Assets
Current assets:
Cash and cash equivalents	100,256	130,722	181,864
Short-term investments	66,041	29,064	119,799
Accounts receivable, net of allowance of
£1,042,000 in 2004 and £1,115,000 in	25,251	17,320	45,805
2003
Inventory: finished goods	1,025	931	1,859
Prepaid expenses and other assets	9,978	8,924	18,100

Total current assets	202,551	186,961	367,427

Deferred income taxes	3,100	3,139	5,623
Property and equipment, net	12,678	16,583	22,998
Intangible assets	8,878	10,068	16,105
Investments	8,543	6,246	15,497

Total assets	235,750	222,997	427,650

Liabilities and shareholders’ equity
Accounts payable	2,813	2,691	5,103
Income taxes payable	6,252	3,140	11,341
Personnel taxes	1,028	1,047	1,865
Accrued liabilities	13,752	16,912	24,946
Deferred revenue	12,632	11,132	22,914

Total liabilities	36,477	34,922	66,169

Shareholders’ equity
Ordinary shares	513	512	930
Additional paid in capital	64,412	63,321	116,843
Deferred compensation	(1,751)	(2,499)	(3,176)
Treasury stock, at cost	(7,553)	(7,569)	(13,701)
Retained earnings	142,236	134,419	258,016
Other comprehensive income:
Unrealized holding gain on available-for-

sale securities, net of tax	3,626	1,979	6,578
Cumulative translation adjustment	(2,210)	(2,088)	(4,009)

Total shareholders’ equity	199,273	188,075	361,481

Total liabilities and shareholders’ equity	235,750	222,997	427,650

(1)    US dollar amounts have been translated from sterling at the 30 June 2004 closing rate of $1.814=£1 (see note 1)

ARM Holdings plc
Results for the Six Months Ended 30 June 2004 – UK GAAP

Consolidated profit and loss account
	Six months ended	Year ended	Six months ended
	30 June 2004	31 December 2003	30 June 2003
	Unaudited	Audited	Unaudited

	£’000	£’000	£’000
Turnover	71,928	128,070	62,390
Cost of sales	(5,227)	(11,022)	(5,327)

Gross profit	66,701	117,048	57,063
Operating expenses
Research and development	(24,455)	(48,131)	(24,604)
Sales and marketing	(11,553)	(23,007)	(11,040)
Administrative expenses	(13,341)	(27,471)	(10,383)

Total operating expenses	(49,349)	(98,609)	(46,027)

Operating profit	17,352	18,439	11,036
Interest receivable, net	3,142	4,801	2,234

Profit on ordinary activities before taxation	20,494	23,240	13,270
Tax on profit on ordinary activities	(5,731)	(7,977)	(3,981)

Profit on ordinary activities after taxation	14,763	15,263	9,289
Minority interest	-	(105)	(105)

Profit for the period	14,763	15,158	9,184
Dividends proposed	(2,884)	(6,106)	-

Retained profit for the period	11,879	9,052	9,184

Basic earnings per share (pence)	1.4	1.5	0.9
Fully diluted earnings per share (pence)	1.4	1.5	0.9

Consolidated balance sheet	30 June	31 December	30 June
	2004	2003	2003
	Unaudited	Audited	Unaudited

	£’000	£’000	£’ 000(3)
Intangible fixed assets	6,139	7,547	9,587
Tangible fixed assets	12,678	16,583	20,397
Other investments	5,263	4,759	3,608

	24,080	28,889	33,592

Stocks	1,025	931	994
Debtors	39,313	29,829	34,283
Short-term investments	151,095	129,663	135,775
Cash at bank and in hand	15,202	30,123	5,212
Creditors: amounts falling due within 1 year	(37,079)	(38,937)	(28,446)

Net current assets	169,556	151,609	147,818

Total assets less current liabilities	193,636	180,498	181,410
Provisions for liabilities and charges	(29)	(63)	(27)

Net assets	193,607	180,435	181,383

Equity shareholders’ funds	193,607	180,435	181,383

Consolidated cash flow statement	Six months ended	Year ended	Six months ended
	30 June 2004	31 December 2003	30 June 2003
	Unaudited	Audited	Unaudited

	£’000	£’000	£’000
Net cash inflow from operating activities	14,889	43,740	18,261
Returns on investments and servicing of finance	3,155	4,930	2,404
Taxation	(4,739)	(9,925)	(4,935)
Capital expenditure and financial investment	(1,789)	(4,821)	(1,917)
Acquisitions	-	(3,390)	(3,023)
Equity dividends paid	(6,118)	-	-
Management of liquid resources	(21,432)	(3,650)	(9,762)
Financing	1,192	255	153

(Decrease) increase in cash	(14,842)	27,139	1,181

Notes to the UK GAAP Financial Statements
(1) Basis of preparation – reporting currency
The Group prepares and reports its financial statements in UK sterling. Purely for the convenience of the reader, the US GAAP income statement and balance sheet have been translated from sterling at the closing rate on 30 June 2004 of $1.814=£1. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that or at any other rate.

(2) Summary of significant differences between UK Generally Accepted Accounting Principles
(“UK GAAP”) and United States Generally Accepted Accounting Principles (“US GAAP”)
The principal differences between the Group’s accounting policies under UK GAAP and those that would have been followed had the financial information been prepared under US GAAP are set out below.

Goodwill Under UK GAAP, goodwill is amortised on a straight-line basis over an estimate of the time that the Group is expected to benefit from it. This was also the Group’s accounting policy under US GAAP prior to 1 January 2002, on which date, following the provisions of SFAS 142 (‘Goodwill and other Intangible Assets’), the carrying value of goodwill was frozen and became subject to annual impairment reviews. No write-offs of goodwill arose as a result of the Group’s impairment reviews.

Amortisation of intangibles Under UK GAAP, intangible assets purchased as part of a business combination are included within the goodwill balance unless the asset can be identified and sold separately without disposing of the business as a whole. Under US GAAP, such intangible assets may meet the criteria set out in SFAS 142 for categorization as intangible assets other than goodwill and are amortised over their useful economic lives. Under US GAAP, payments made to purchase intangible assets that are still in development are charged directly to the profit and loss account. Thus differences arise in the amounts of goodwill recognized and the associated amortisation charge.

Marketable securities Under US GAAP, investments in available-for-sale securities are marked-to-market where the market value is readily determinable and gains and losses, net of deferred taxation, are recorded in other comprehensive income. Where an impairment is considered to be other than temporary, the security is written down to a new cost basis represented by the fair value of the security on the date the impairment was determined. Under UK GAAP, the Group’s accounting policy is to carry such investments at cost less any provisions for impairment.

Long Term Incentive Plan (“LTIP”) Under UK GAAP, the fair value of the shares awarded under the LTIP is charged to compensation cost over the period in respect of which performance conditions apply. To the extent the award is adjusted by virtue of performance conditions being met or not met, the compensation cost is adjusted in line with this. Under US GAAP, the Group follows variable plan accounting for these grants, measuring compensation expense as the difference between the exercise price and the fair market value of the shares at each period end over the vesting period of the options. Increases in fair market value of the shares result in a charge and decreases in fair market value of the shares result in a credit, subject to the cumulative amount previously expensed.

Save As You Earn (‘SAYE’) plans Under UK GAAP, the Group has taken advantage of the exemption provided by UITF 17 (‘Employee Share Schemes’) not to recognise any compensation charge in respect of options granted under SAYE plans. Under US GAAP, the Group follows the requirements of EITF 00-23, which does not permit such an exemption in respect of plans where the savings period is in excess of 27 months, as is the case with the Group’s Inland Revenue approved UK SAYE plans. EITF 00-23 applies only to new offers made since 24 January 2002. The compensation charge made under US GAAP is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period. In addition, certain options attract a charge under variable plan accounting under US GAAP.

Employer taxes on share options Under UK GAAP, employer’s taxes that are payable on the exercise of share options are provided for over the vesting period of the options. Under US GAAP such taxes are accounted for when the options are exercised.

Tax on UK and US share options In the US, the Group is entitled to a tax deduction for the amount treated as compensation under US tax rules for certain employee share options, which have been exercised during the year. Similarly, in the UK, the Group is entitled to a tax deduction for the profit made by employees on certain options that have been exercised during the year. In both cases, the amount is equivalent to the difference between the option exercise price and the fair market value of the shares on the date of exercise. Under UK GAAP the tax benefit arising from this deduction is included in the tax charge in the profit and loss account whilst under US GAAP, the tax benefit is recorded as an increase in shareholders’ funds.

Embedded derivatives Under US GAAP, where the Group enters into sales contracts denominated in a currency that is neither the functional currency of the Group nor the functional currency of the customer and where there are uninvoiced amounts on such contracts, such derivatives are carried at fair value. The resulting gain or loss is recognised in the income statement. Embedded derivatives are not revalued to fair value under UK GAAP.

Cash Under UK GAAP, cash does not include short-term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents. Deposits with a maturity at inception of between three months and one year are shown as short-term investments.

Dividends payable Under UK GAAP, dividends declared after the period end are recorded in the period to which they relate. Under US GAAP, they are recorded in the period in which they are declared.

(3) Own shares held
The Group adopted UITF 38, "Accounting for ESOP Trusts", during the second half of 2003 and as a result has restated its 30 June 2003 UK GAAP balance sheet. There is no effect on the 30 June 2003 half-year profit. As a result of the change in accounting policy, the cost of own shares held is presented as a deduction in arriving at shareholders’ funds where previously they were included within investments and were stated at the lower of cost and amounts receivable from the exercise of options, where applicable, and market value. The effect on the 30 June 2003 balance sheet is to decrease shareholders’ funds and investments by £1,977,000. The new policy was applied to the 31 December 2003 balance sheet within the 2003 annual report and thus no restatement is required.

UK/US GAAP Reconciliations – profit and loss account

	Six months ended	Six months ended
	30 June 2004	30 June 2003
	Unaudited	Unaudited

	£’000	£’000
Profit for the financial period as reported under UK GAAP	14,763	9,184
Employer’s taxes on share options	(34)	11
Compensation charge in respect of SAYE options	(184)	44
Compensation charge in respect of LTIP	(92)	-
Write-back of goodwill	268	666
Amortisation of intangibles	(50)	-
Embedded derivatives	(179)	(344)
Tax on UK and US share options	(165)	-
Impairment of marketable security	(392)	(938)

Net income as reported under US GAAP	13,935	8,623

UK/US GAAP Reconciliations - balance sheet	30 June	31 December
	2004	2003
	Unaudited	Audited

	£’000	£’000
Shareholders’ funds as reported under UK GAAP	193,607	180,435
Employer’s taxes on share options	29	63
Cumulative difference on amortisation of goodwill	2,981	2,713
Cumulative difference on amortisation of intangibles	(242)	(192)
Embedded derivatives	(2,270)	(2,091)
Unrealised gain on marketable securities	2,296	1,041
Dividends payable	2,872	6,106

Shareholders’ equity as reported under US GAAP	199,273	188,075

Cash as reported under UK GAAP	15,202	30,123
Adjustment for short-term investments treated as cash
equivalents under US GAAP	85,054	100,599

Cash and cash equivalents as reported under US GAAP	100,256	130,722

Short-term investments as reported under UK GAAP	151,095	129,663
Adjustment for short-term investments treated as cash
equivalents under US GAAP	(85,054)	(100,599)

Short-term investments as reported under US GAAP	66,041	29,064

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2003 have been delivered to the Registrar of Companies, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM, ARM Powered, ARM7TDMI Thumb,and PrimeCell are registered trademarks of ARM Limited. ARM7, ARM9, ARM926EJ, ARM11, ARM1136, ARM1156T2(F)-S, ARM1176JZ(F)-S, TrustZone, PrimeXssy, OptimoDE and MPCores are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM INC;, ARM K;, ARM Korea Lt.;, ARM Taiwan Lt.;, ARM France SA;, ARM ARM Consulting(Shanghai) Co.Ltd.; and ARM Belgium NV.

This announcement contains “forward-looking statements” including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company’s actual results for future periods may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The factors that could cause actual results to differ materially include, without limitation, potential for significant fluctuation in and unpredictability of results, the ability of semiconductor partners to manufacture and market microprocessors based on the ARMR architecture; the acceptance of ARM technology by systems companies; the availability of development tools, systems software and operating systems; the rapid change in technology in the industry and ARM’s ability to develop new products in a timely manner; management of growth; competition from other architectures; general business and economic conditions; the growth in the semiconductor industry; the Company’s ability to protect its intellectual property; and ARM’ s ability to attract and retain employees.

More information on ARM is available at http://www.arm.com

Independent review report to ARM Holdings plc
Introduction

We have been instructed by the company to review the financial information which comprises the UK GAAP consolidated profit and loss account, the UK GAAP consolidated balance sheet, the UK GAAP consolidated cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge
19 July 2004

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